Filed pursuant to Rule 433
Registration Number 333-132201

Offering Summary
(Related to the Pricing Supplement
Subject to Completion, Dated June 4, 2007)

Toyota Motor Credit Corporation

Principal-Protected Callable Leveraged CMS Spread Notes Due 2022
Medium-Term Notes, Series B

Toyota Motor Credit Corporation (“TMCC”) has filed a registration statement (including a prospectus, a prospectus supplement and a preliminary pricing supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, the prospectus supplement and the preliminary pricing supplement (File No. 333-132201) and the other documents TMCC has filed with the SEC for more complete information about TMCC and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus, the prospectus supplement and the preliminary pricing supplement by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

Citi

June 4, 2007

Principal-Protected Callable Leveraged CMS Spread Notes Due 2022

This Offering Summary represents a summary of the terms and conditions of the Notes.

HOW THE NOTES WORK

The Principal-Protected Callable Leveraged CMS Spread Notes Due 2022 (the “Notes”) are callable securities issued by TMCC that have a maturity of approximately fifteen years. Similar to a fixed income investment, these Notes offer investors the safety of 100% principal protection if held to maturity or call. Unless we call the Notes, for approximately the first two years after issuance, the interest rate on the Notes is expected to be between 9% and 11% per annum (to be determined on the pricing date). Thereafter until maturity, the interest rate on the Notes will be variable and will be reset quarterly at a per annum rate equal to the greater of (i) 50 times an amount equal to the constant maturity swap rate having an index maturity of 30 years (“CMS30”) minus the constant maturity swap rate having an index maturity of 10 years (“CMS10”) and (ii) 0% (as more fully described below).

During this later period, the interest rate on the Notes may equal but will not be less than zero. Any interest payable on the Notes will be paid in cash quarterly until the maturity date (or any earlier date upon which the Notes are redeemed).

We may call the Notes, in whole and not in part, for payment on any quarterly interest payment date beginning approximately one year after the date of issuance. Following an exercise of our call right, you will receive on the related redemption date an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest. The Notes do not provide for any redemption at your option.

The Notes are not a suitable investment for investors who require regular fixed income payments since the interest rate applicable to quarterly Interest Periods beginning on or after approximately the first two years after issuance are variable and may be zero. During these Interest Periods, the interest rate is based on the difference between CMS30 minus CMS10 (as more fully described below). Constant maturity swap rates measure the market fixed coupon rate that is to be paid in exchange for a floating three-month-LIBOR-based rate for a specified period of time. The Notes may be an appropriate investment for investors expecting long-term interest rates, as represented by CMS30, to exceed medium-term interest rates, as represented by CMS10, throughout the term of the Notes.

The Notes will be unsecured general obligations of TMCC. The Notes will rank equally with all other unsecured and unsubordinated indebtedness of TMCC from time to time outstanding.

Capitalized terms used in this Offering Summary are defined in “Preliminary Terms” on the following page.

PRELIMINARY TERMS

Issuer:	Toyota Motor Credit Corporation (“TMCC”)
Rating of the Issuer’s Senior Debt:	Aaa (Stable Outlook) /AAA (Stable Outlook) (Moody’s/S&P)
Principal Protection:	100% if held until the Stated Maturity Date (or Redemption Date, if any)
Security:	Principal-Protected Callable Leveraged CMS Spread Notes Due 2022
Issue Price:	100.00% of the Principal Amount (or otherwise at market prices prevailing at the time of sale or at prices otherwise negotiated)
Pricing Date:	June , 2007
Issue Date:	Three to ten business days after the Pricing Date
Stated Maturity Date:	Approximately fifteen years after the Issue Date
Interest:

Unless we previously call the Notes, from and including the Issue Date to but excluding a date approximately two years thereafter, the interest rate on the Notes is expected to be between 9% and 11% per annum (to be determined on the Pricing Date). From and including a date approximately two years after the Issue Date to but excluding the Stated Maturity Date, the interest rate on the Notes is variable and will be reset quarterly at a per annum rate equal to the greater of (i) 50 times an amount equal to CMS30 minus CMS10 and (ii) 0%. During this later period, the interest rate on the Notes may equal but will not be less than zero

Interest Payment Dates:	Quarterly, on each of June, September, December and March, commencing on September , 2007
Redemption:	We have the right to redeem the Notes in whole but not in part for payment on the Redemption Dates
Redemption Dates:	Each Interest Payment Date, beginning on June , 2008
Issue Price:	100.00% of the Principal Amount
Payment at Maturity:	For each $1,000 note, $1,000 plus any accrued and unpaid interest
Calculation Agent:	Citibank, N.A.
Distribution Agent:	Citigroup Global Markets Inc.

BENEFITS OF THE NOTES

Potential for Periodic Interest Payments

If not called for approximately the first two years after the Issue Date, the interest rate on the Notes is expected to be between 9% and 11% per annum (to be determined on the Pricing Date). Thereafter, if the CMS Spread is greater than zero, the Notes will accrue interest at a per annum rate equal to the greater of (i) 50 times an amount equal to CMS30 minus CMS10 and (ii) 0%. If CMS30 minus CMS10 (which we refer to as the CMS Spread) is less than or equal to zero, the Notes will not accrue any interest.

Principal Protection

On the Stated Maturity Date or Redemption Date, if any, we will pay you the principal amount of the Notes you then hold. However, if you sell your Notes in the secondary market prior to maturity you may receive less than your initial investment, as the Notes are not principal protected prior to maturity.

KEY RISK FACTORS FOR THE NOTES

The Amount of Interest Payable on the Notes Will Vary and May Be Zero

Beginning on a date that is approximately two years after the Issue Date, if the CMS Spread is less than or equal to zero (i.e., if CMS30 is less than or equal to CMS10) on the second business day prior to the beginning of a quarterly interest period, you will not earn any interest during that interest period.

The Notes May Be Called at Our Option, Which Limits Your Ability to Accrue Interest Over the Full Term of the Notes

We may call all of the Notes for payment on any Redemption Date. In the event that we call the Notes, you will receive only the principal amount of your investment in the Notes and any accrued and unpaid interest to and including the Redemption Date. It is more likely we will call the Notes prior to the Stated Maturity Date if the CMS Spread results in interest accruing on the Notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of TMCC of comparable maturity.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

The effective yield on your Notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of TMCC of comparable maturity.

The Historical CMS Spread Is Not an Indication of the Future CMS Spread

Historical data regarding the CMS Spread, which are included in this Offering Summary, should not be taken as an indication of the future CMS Spread during the term of the Notes. Changes in the relative values of CMS30 and CMS10 will affect the trading price of the Notes, but it is impossible to predict whether the relative values of CMS30 and CMS10 will rise or fall.

Many Interrelated Factors Affect the Trading of the Notes and the Effect of Any One Factor May Offset or Magnify the Effect of Another

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in the CMS Spread may be partially or completely offset by an increase in the likelihood that we will call the Notes. The following factors, among other factors, may affect the trading value of the notes:

•       changes in the CMS Spread

•       volatility of the CMS Spread

•       likelihood that the Notes will be called

•       changes in prevailing interest rates

Secondary Market, if Any, May Not Be Liquid

The Notes have not been and will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or its affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the CMS Spread, interest rates and TMCC’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to Maturity.

TMCC Credit Risk

The Notes are subject to the credit risk of TMCC for all payments due on the Notes.

The Notes Will Be Treated as Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes

For U.S. federal income tax purposes, the Notes will be treated as “contingent payment debt instruments.” As a result, (i) interest income on the Notes, which will accrue at the “comparable yield,” as determined by us, subject to certain adjustments, may be more or less than the amount of cash you receive with respect to the Notes in any taxable year, and (ii) any gain or loss you recognize on a sale or exchange of the Notes will generally be ordinary income or loss rather than capital gain or loss. Please read carefully the section of the preliminary pricing supplement related to this offering called “Certain United States Federal Income Tax Considerations.” Investors are urged to consult their own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

THE CMS SPREAD

Unless we call the Notes, from and including a date that is approximately two years after the Issue Date to but excluding the Stated Maturity Date, the per annum interest rate for each interest period will equal the greater of (i) 50 times an amount equal to CMS30 minus CMS10 on the applicable interest determination date (which we refer to as the CMS Spread) and (ii) 0%.

If CMS30 is less than or equal to CMS10 on an interest determination date, then no interest will accrue on the Notes for the interest period to which that interest determination date applies. As a result, interest payments could be zero beginning approximately two years after the Issue Date. Additionally, if the CMS Spread on any interest determination date results in interest accruing on the Notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of TMCC of comparable maturity, the Notes are more likely to be called. If we call the Notes, you may not be able to invest in other securities with a similar yield and level of risk.

The following table sets forth, for each of the periods indicated, the high and the low values of the CMS Spread as reported on Reuters. The historical values of the CMS Spread should not be taken as an indication of the future values of the CMS Spread or the future performance of either rate during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in the CMS Spread during any period set forth below is not any indication that the CMS Spread is more or less likely to increase or decrease at any time over the term of the Notes.

CMS Spread

	High	Low
1997
Quarter
First	0.4300%	0.0850%
Second	0.2650%	0.1550%
Third	0.2600%	0.1650%
Fourth	0.2150%	0.0700%
1998
Quarter
First	0.2550%	0.1050%
Second	0.2050%	0.0650%
Third	0.5300%	0.0750%
Fourth	0.5150%	0.2000%
1999
Quarter
First	0.3800%	0.1700%
Second	0.3020%	0.0150%
Third	0.2700%	0.1000%
Fourth	0.3400%	0.1100%
2000
Quarter
First	0.1300%	-0.2380%
Second	0.1270%	-0.1425%
Third	0.0840%	-0.0695%
Fourth	0.1890%	0.0160%

2001
Quarter
First	0.4260%	0.1790%
Second	0.4790%	0.2685%
Third	0.7050%	0.2700%
Fourth	0.6460%	0.2900%
2002
Quarter
First	0.4800%	0.3120%
Second	0.6870%	0.3200%
Third	0.8535%	0.6250%
Fourth	0.9245%	0.7285%
2003
Quarter
First	0.9675%	0.7680%
Second	1.0185%	0.7910%
Third	0.9700%	0.6450%
Fourth	0.8500%	0.6650%
2004
Quarter
First	0.8890%	0.7150%
Second	0.8495%	0.5525%
Third	0.7250%	0.5860%
Fourth	0.7190%	0.5900%
2005
Quarter
First	0.5775%	0.2985%
Second	0.4150%	0.2970%
Third	0.3010%	0.1980%
Fourth	0.2430%	0.1270%
2006
Quarter
First	0.1835%	-0.0040%
Second	0.1545%	0.0615%
Third	0.1325%	0.0575%
Fourth	0.1635%	0.1115%
2007
Quarter
First	0.2265%	0.1168%
Second (through May 31)	0.2190%	0.1620%

The CMS Spread at 11:00 a.m. (New York City time) on June 1, 2007, was 0.1430%.

The following graph shows the daily values of the CMS Spread in the period from January 2, 1997 through May 31, 2007 using historical data obtained from Reuters. Past movements of the CMS Spread are not indicative of future values of the CMS Spread.

EXAMPLES OF HYPOTHETICAL PAYMENT AT MATURITY

The examples below show the hypothetical quarterly interest payments to be made during the period of the term of the Notes for which the interest rate will be based on the CMS Spread. The hypothetical interest rates and, accordingly, the hypothetical quarterly interest payments shown below are on an investment of $1,000 principal amount of Notes during that period of the term of the Notes for which the interest rate will be based on the CMS Spread. The hypothetical interest rates and, accordingly, the hypothetical quarterly interest payments shown below are based on various CMS Spread values.

Example	Hypothetical CMS Spread(1)	Hypothetical Interest Rate per annum(2)	Hypothetical Quarterly Interest Payment(3)
1	-1.00%	0.00%	$0.00
2	-0.90%	0.00%	$0.00
3	-0.80%	0.00%	$0.00
4	-0.70%	0.00%	$0.00
5	-0.60%	0.00%	$0.00
6	-0.50%	0.00%	$0.00
7	-0.40%	0.00%	$0.00
8	-0.30%	0.00%	$0.00
9	-0.20%	0.00%	$0.00
10	-0.10%	0.00%	$0.00
11	0.00%	0.00%	$0.00
12	0.10%	5.00%	$12.50
13	0.20%	10.00%	$25.00
14	0.30%	15.00%	$37.50
15	0.40%	20.00%	$50.00
16	0.50%	25.00%	$62.50
17	0.60%	30.00%	$75.00
18	0.70%	35.00%	$87.50
19	0.80%	40.00%	$100.00
20	0.90%	45.00%	$112.50
21	1.00%	50.00%	$125.00

(1)          Hypothetical CMS Spread (CMS30 - CMS10) on the second business day prior to the beginning of the applicable interest period.

(2)          Hypothetical Interest Rate (per annum) for the applicable interest period = the greater of (50 × CMS Spread) and 0%. The per annum rate applicable to a particular interest period is not necessarily indicative of the rate for future interest periods.

(3)          Hypothetical Quarterly Interest Payment on the Note = Hypothetical Interest Rate ÷ 4 × $1,000.

Holders are urged to consult with their own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

CREDIT RATINGS

As of January 1, 2007, the ratings and outlook established by Moody’s Investment Service, Inc. and Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc., for TMCC’s senior debt were “Aaa” and “Outlook Stable,” and “AAA” and “Outlook Stable,” respectively. Credit ratings are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by the assigning nationally recognized statistical rating organization (“NRSRO”). Real or anticipated changes in the credit ratings will generally affect the market value of your Notes. The credit ratings, however, do not reflect the potential impact of risks related to structure, market or other factors discussed above on the value of your Notes. Each NRSRO may have different criteria for evaluating risk, and therefore ratings should be evaluated independently for each NRSRO.

ADDITIONAL CONSIDERATIONS

Client accounts over which Citigroup Global Markets Inc. or its affiliates have investment discretion or otherwise act as fiduciary are not permitted to purchase the Notes, either directly or indirectly. This includes employee benefit plans that are subject to ERISA, individual retirement accounts and every other client account over which Citigroup Global Markets Inc. or its affiliates have investment discretion or act as fiduciary.